Exhibit 99.1

MEDIGUS LTD.
NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on July 9, 2018

Notice is hereby given that the extraordinary general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel on Monday, July 9, 2018, at 5:00 PM Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To approve amendments to the articles of association of the Company; and

2.	To approve a reverse share split of the Company’s ordinary shares by a ratio of up to 15:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s articles of association accordingly.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts (“ADRs”), of record at the close of business on June 4, 2018, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person may vote with respect to Proposals Nos. 1 and 2 by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that, in case of shareholders, it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on July 9, 2018). ADR holders should return their proxies by the date set forth on the form of proxy.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR.”

Shareholders or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, June 29, 2018. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, Omer, Israel, Attention: Oded Yatzkan, chief financial officer, facsimile number +972-72-2602231, e-mail address: Oded.Yatzkan@medigus.com no later than Wednesday, June 6, 2018. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Wednesday, June 13, 2018, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, July 10, 2018, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Oded Yatzkan (tel: +972-72-2602200).

By Order of the Board of Directors,

Dr. Doron Birger
Chairman of the Board of Directors

Tel-Aviv, Israel

June 4, 2018

MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 9, 2018

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the extraordinary general meeting of shareholders (the “Meeting”), to be held on Monday, July 9, 2018, at 5:00 PM Israel time (10:00 a.m. Eastern time) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To approve amendments to the articles of association of the Company; and

2.	To approve a reverse share split of the Company’s Ordinary Shares by a ratio of up to 15:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s articles of association accordingly.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on June 4, 2018 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on June 4, 2018, the Company had outstanding 191,785,784 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and will be sent to the ADR holders together with a return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on July 9, 2018), all of the shares represented by the proxy shall be voted as indicated on the form. ADR holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR.” Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with ADR depositary (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Thursday, June 7, 2018. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, July 10, 2018, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Shareholders or ADR holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, June 29, 2018. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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PROPOSAL NO. 1

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

At the Meeting, shareholders will be asked to approve specific amendments to the Company’s articles of association, including an increase of our registered share capital.

The proposed changes to the articles of association of the Company are as follows:

(A)	The Company’s authorized share capital is currently NIS 80,000,000, consisting of 800,000,000 Ordinary Shares. As of June 4, 2018, the Company had 447,796,736 Ordinary Shares available for future issuance after taking into account the shares issuable under existing options and warrants.

At the Meeting, the shareholders are requested to approve an increase of the authorized share capital of the Company by an additional NIS 80,000,000 such that the authorized share capital of the Company following such increase shall be NIS 160,000,000, consisting of 1,600,000,000 Ordinary Shares, and to amend Article 10(A) of the Company's articles of association accordingly to read as follows (additions are underlined and bold, and deletions are struck through):

“10(A). The Company’s registered share capital is NIS ~~80,000,000~~160,000,000, divided into ~~800,000,000~~1,600,000,000 ordinary shares of the Company, par value NIS 0.10 each (hereinafter: the “Shares”).”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares at such time and in such amounts as the Board in its discretion may determine.

The Board believes that the proposed increase in the Company’s share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals, to raise additional capital for the Company’s business.

Article 10(A) will be further amended in the event that Proposal No. 2 will be approved and the Company will consummate the Reverse Split (as defined below).

(B)	Shareholders will be asked to approve the removal of the Company’s obligation to publish notice of convening a general meeting in no less than two daily Hebrew-language newspapers with a wide circulation and in its stead, allow the Company to give notice of the convening of a General Meeting in accordance with applicable law. Shareholders will be asked to approve amendments to Article 63(A) and Article 147(B) of the Company’s articles of association accordingly to read as follows (additions are underlined and bold, and deletions are struck through):

“63(A). If the Company is to become a Public Company, notice of a general meeting of the Company’s shareholders shall be ~~published in no less than two (2) daily Hebrew-language newspapers with a wide circulation given by filing an appropriate periodic report with the SEC and by posting notice on the Company's website at the date prescribed by Law~~ made in accordance with applicable law and the Company shall not be obligated to provide any other notice of such general meeting of its shareholders to any registered shareholders.”

“147(B). The Company may deliver notices to the registered shareholders, whether they hold Shares registered under their names or bearer Shares~~, by publishing the notice in two Hebrew-language daily newspapers with wide circulation~~ in accordance with applicable law as stipulated in Article 63 above~~, and the publication date of the 2 newspapers publications shall be deemed as the receipt date of such notice by the shareholders~~.”

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(C)	Shareholders will be asked to approve the removal of the requirement that the chairman of the Board shall be appointed by the Company’s shareholders. Shareholders will be asked to approve an amendment Article 84 of the Company’s articles of association accordingly to read as follows (additions are underlined and bold, and deletions are struck through):

“84. In addition to any matters to be resolved by the general meeting of the Company’s shareholders in accordance with the Law and these Articles herein, the following matters shall be resolved by ordinary majority in general meeting of the Company’s shareholders:

A)	amending these Articles;

B)	exercising the Board’s powers by the general meeting of the Company’s shareholders, if the Board is unable to exercise such powers and the exercise of any of its powers is essential for the Company’s adequate management as stipulated in Section 52(a) of the Companies Law;

C)	appointment of the Company’s auditor and the termination of his service;

D)	appointment and dismissal of the Company’s directors;

E)	reserved ~~appointment of the chairman of the Company’s Board~~;

F)	appointment of the Company’s general manager;

G)	approval of actions and transactions requiring the general meeting of the Company’s shareholders’ approval;

H)	increase or reduction of the Companies authorized share capital; and

I)	merger.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement dated June 4, 2018.”

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PROPOSAL NO. 2

APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

Due to the decrease in the share price of the Company’s Ordinary Shares, we believe that a reverse share split of our ordinary shares is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our Board believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s outstanding ordinary shares by a ratio of up to 15:1 (the “Reverse Split”) and to amend our articles of association to effect such Reverse Split.  If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide, on the ratio of the Reverse Split and the date to implement the Reverse Split.  Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the Reverse Split and will amend our articles of association to affect such Reverse Split.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio and the par value per ordinary share will be increased proportionately.  In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2013 Share Option and Incentive Plan shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our articles of association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our ordinary shares in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

In addition, the Board has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of ordinary shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding ordinary shares based on the Reverse Split ratio of up to 15:1. Furthermore, the Board may decide to further adjust the Ordinary Shares per ADS ratio in connection with the Reverse split.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares by a ratio of up to 15:1, to be effective at the ratio and on a date to be determined by the Board, and to amend the Company’s articles of association accordingly as detailed in the Proxy Statement, dated June 4, 2018.”

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OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Doron Birger Chairman of the Board of Directors of the Company Dated: June 4, 2018

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